UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 17, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Studio City International Holdings Limited

File No. 333-227232 - CF#36201

Studio City International Holdings Limited submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on September 7, 2018, as amended.

Based on representations by Studio City International Holdings Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through June 26, 2022
Exhibit 10.9	through June 26, 2022
Exhibit 10.12	through June 26, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary